
May 18, 2017

<u>Via E-mail</u>
John J. Reyle
General Counsel
RAIT Financial Trust
Two Logan Square
100 N. 18th Street, 23rd Floor
Philadelphia, PA 19103

> **Re: RAIT Financial Trust**
> **Registration Statement on Form S-3**
> **Filed May 8, 2017**
> **File No. 333-217776**

Dear Mr. Reyle:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact met at 202-551-3758 with any questions.

Sincerely,

/s/ Sandra B. Hunter

Sandra B. Hunter
Staff Attorney
Office of Real Estate and
Commodities

cc: Mark E. Rosenstein
       Ledgewood, a professional corporation
       Via E-mail